EXHIBIT 99.1

                               SEABRIDGE GOLD INC.

                                  NEWS RELEASE

TRADING SYMBOLS: TSX-V: SEA                                FOR IMMEDIATE RELEASE
                 AMEX:  SA                                     NOVEMBER 12, 2004

             SEABRIDGE GOLD REPORTS ON 3RD QUARTER FINANCIAL RESULTS

Toronto (Canada) - Highlights from the report for the quarter ended September 30, 2004 were as follows:

o  Drilling continues to improve Courageous Lake deposit
o  $2.3 million flow-through financing completed
o  Ownership in Pacific Intermountain Gold increased to 100%
o  South Gilbert exploration project optioned to Platte River Gold
o  Hecla commences drill program at Stonewall

For the full quarterly report with financial statements please visit: http://www.seabridgegold.net/images2/2004-Q3.pdf

PROJECTS

Positive assay results from 17 of 19 new diamond drill holes recently completed at Seabridge Gold's 100% owned Courageous Lake property in the Northwest Territories of Canada have confirmed that (1) the FAT deposit continues for at least an additional 300 meters to the south of the existing deposit and
(2) there is significant potential within the existing deposit to convert non-interpolated zones into additional gold resources. Seabridge has commissioned Resource Modeling Inc. to update the resource model by incorporating the new drill results and restating gold resources under National Instrument 43-101 guidelines. The new resource model will then be used by Hatch to complete their Technical Assessment of the FAT deposit.

FINANCIAL RESULTS

During the three month period ended September 30, 2004, Seabridge posted a loss of $418,000 ($0.01 per share) compared to a $245,000 loss ($0.01 per share) for the same period last year. Also, during the quarter ended September 30, 2004, the Company closed a flow-through financing of $2.3 million consisting of 505,000 shares sold at $4.50 each to be spent at the Courageous Lake project and invested cash of $2,158,000 in mineral project exploration and development compared to $1,181,000 for the same period last year. At September 30, 2004 net working capital was $5,176,000 compared to $1,886,000 at December 31, 2003.

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Seabridge has been designed to provide its shareholders maximum leverage to the price of gold. The Company has acquired a 100% interest in eight North American gold projects which collectively contain an estimated 8.74 million ounces of resources in the measured and indicated categories (250.1 million tonnes grading
1.09 grams of gold per tonne) plus an additional estimated 6.83 million ounces

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            172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3
              Telephone: (416) 367-9292   Facsimile: (416) 367-2711
of resources in the inferred category (201.0 million tonnes grading 1.06 grams of gold per tonne). (See http://www.seabridgegold.net/gold_resources.htm for a breakdown of these gold resources by project). The Company continues to seek expansion of its gold resource base by acquisition of new projects and exploration programs largely funded by partners.

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All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company's projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2003 and in the Company's 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management or its independent professional consultants on the date the statements are made. Seabridge undertakes no obligation to update these forward-looking statements if such beliefs, estimates or opinions or other factors should change.


For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292  o Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email: info@seabridgegold.net


   The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.